Elaine D. Marion
Chief Financial Officer
(O) 703-984-8040
(F) 703-984-8640
emarion@eplus.com

March 14, 2016

BY EDGAR AND U.S.P.S.

Mr. Stephen G. Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K for the fiscal year ended March 31, 2015 Filed May 29, 2015 File No. 001-34167

Dear Mr. Krikorian:

We are in receipt of the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the ePlus inc. (the "Company") Form 10-K for the fiscal year ended March 31, 2015, as set forth in your letter to Phillip G. Norton dated March 1, 2016.  Please be advised that the Company is preparing responses to the Staff's comments, but more time is needed to complete our processes to finalize our response.  The Company anticipates that it will provide the Staff with a response letter by March 29, 2016.

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:	Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.

ePlus inc. 13595 Dulles Technology Drive   Herndon, VA 20171   (703) 984-8400  www.eplus.com